Exhibit (A)(1)(G)
Motorola, Inc.
Stock Option Exchange Program
Confirmation of Receipt of Election Form
Subject: Confirmation of Election to Participate in Motorola’s Option Exchange
From: no-reply@motorolaoptionexchange.com
Date:
To:
MotorolaOptionExchange.com Election Confirmation
Motorola has received your election to tender the following options:

Number of Eligible Options	Grant Date
If this information is not correct, please visit https://www.MotorolaOptionExchange.com to update your elections. It is your responsibility to make sure your elections are correct.
You can change or withdraw this election until the Exchange Period ends at 3:00 p.m. U.S. Central time on June 12, 2009. However, the Exchange Period could be extended. If an extension occurs, we’ll notify you. After the Exchange Period ends, you cannot change or withdraw your election and all elections will be final. There will not be any exceptions.
Please note that receipt of your election is not by itself an acceptance of the Eligible Options for exchange. For purposes of the Program, Motorola will be deemed to have accepted Eligible Options for exchange that are validly tendered and not properly withdrawn as of when Motorola gives written notice to the option holders generally of its acceptance for exchange of such Eligible Options, which notice may be made by email or other method of communication.
You will be able to view your Replacement Option Grant Information in your Smith Barney account within approximately three weeks following the Replacement Option Grant Date or as soon as administratively feasible.
The full terms of the Program are described in the Offer to Exchange and all of the related documents which you can access at https://www.MotorolaOptionExchange.com/facts.
Certain of these documents are filed as exhibits to the Motorola Schedule TO-Tender Offer Statement. You also can access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.